

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2018

Anil Idnani
Chief Executive Officer
GD Entertainment & Technology, Inc.
1 Bridge Plaza, 2nd Floor
Fort Lee, NJ 07024

  Re: GD Entertainment & Technology, Inc.
    Amendment No. 3 to Offering Statement on Form 1-A
    Filed May 9, 2018
    File No. 024-10811

Dear Mr. Idnani:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2018 letter.

Amendment #3 to Form 1-A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation for the Next Twelve Months, page 32

1. We note your response from our prior comment 2 and reissue it. We further acknowledge that your have stated that the assets and expenses on your financial statements relate to your old business. These items, however, remain on your financial statements. Please provide the information you provided in your response in your offering statement. Without a narrative, the presentation of these items provides an incomplete picture of the company's financial condition.

Business
Crytocurrency ATMs, page 36

2.   We note your response to our prior comment 4. For context, please expand your disclosure to indicate which state laws and regulations you anticipate being applicable to your business operations in the near term.

Financial Statements
Consolidated Statements of Cash Flows, page F-21

3.   Please begin your reconciliation of operating cash flows with net loss as required by ASC 230-10-45-2.

4.   As previously requested in comment 5, please revise your Investing Activities section of your statement of cash flows to reflect only items providing or using cash during the reporting period, as appropriate pursuant to ASC 230-10-45-11 through -45-15.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Larry Spirgel, Assistant Director, at 202-551-3810 with any other questions.

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